FOR IMMEDIATE RELEASE

Enterra Energy Trust Updates Increase To Exchangeable Share Ratios

Calgary, Alberta – May 17, 2006 – Enterra Energy Trust (TSX: ENT.UN, NYSE: ENT) updates the increase to the exchange ratio of the exchangeable shares of Enterra Energy Corp. from 1.26033 to 1.27601 and an increase to the exchange ratio of Rocky Mountain Acquisition Corp. exchangeable shares from 1.07740 to 1.09080.  These increases are effective on May 15, 2006.

The increase in the exchange ratio of Enterra Energy Corp. exchangeable shares is calculated as follows:

Record date of Enterra Energy Trust distribution	April 30, 2006
Opening exchange ratio	1.26033
Enterra Energy Trust distribution per unit	US$0.18
Ten-day weighted-average US$ trading price of ENT (prior to May 15, 2006)	US$14.47
Increase in exchange ratio*	0.01568
Effective date of the increase in exchange ratio	May 15, 2006
Exchange ratio as of effective date	1.27601

The increase in the exchange ratio of Rocky Mountain Acquisition Corp. exchangeable shares is calculated as follows:

Record date of Enterra Energy Trust distribution	April 30, 2006
Opening exchange ratio	1.07740
Enterra Energy Trust distribution per unit	US$0.18
Ten-day weighted-average US$ trading price of ENT (prior to May 15, 2006)	US$14.47
Increase in exchange ratio*	0.01340
Effective date of the increase in exchange ratio	May 15, 2006
Exchange ratio as of effective date	1.09080

*The increase in the exchange ratio is calculated by multiplying the Enterra Energy Trust distribution per unit by the opening exchange ratio and dividing by the ten-day weighted average US$ trading price of ENT.

Holders of Enterra Energy Corp. exchangeable shares or Rocky Mountain Acquisition Corp. exchangeable shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Olympia Trust Company at its principal transfer office at Suite 2300, 125 - 9th Avenue SE, Calgary, Alberta  T2G 0P6.

FOR FURTHER INFORMATION PLEASE CONTACT:

Company Contacts:                                                                 Investor Relations:

Enterra Energy Trust                                                             The Equity Group Inc.

E. Keith Conrad, President and CEO                                       Linda Latman (212) 836-9609

John Kalman, CFO

Lena Cati (212) 836-9611

(877) 263-0262

www.theequitygroup.com

www.enterraenergy.com